FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Statement Re. Research Update

Embargoed for release at 7am

                                                                                                                                                                                                                   16 June 2003

CELLTECH GROUP PLC
ONCOLOGY PIPELINE UPDATE

Celltech Group plc (LSE: CCH; NYSE: CLL) is today providing a comprehensive update on recent developments within its oncology pipeline and discovery programmes, including new elements resulting from the integration of OGS.

In-house oncology development pipeline

  CDP 791

         CDP 791 is an extremely high affinity PEGylated antibody fragment targeting the VEGF pathway. Data published at the recent ASCO meeting from a clinical          trial in colorectal cancer with an anti-VEGF antibody have highlighted the potential for this class of drugs as adjunctive agents to be used alongside existing          chemotherapeutic regimens.

        CDP 791 will this month enter Phase I clinical studies in patients. Preclinical studies with CDP 791, highlighted at Celltech's R&D day in October 2002, have         demonstrated potent anti-angiogenic activity. CDP 791 is produced using Celltech's proprietary microbial manufacturing technology and is expected to have         a competitive cost of goods profile, along with the potential for subcutaneous dosing.

  CDP 860

         CDP 860, an anti-PDGF-beta receptor PEGylated antibody fragment, has recently completed a small Phase II proof-of-concept study to determine          whether it is able to increase the permeability of tumours, which may facilitate an increased uptake of chemotherapeutic agents, thereby increasing their          effectiveness. The effects observed in this study, in which a single dose of CDP 860 was administered to patients with colorectal and ovarian cancer, were          consistent with the proposed mechanism of action and confirmed the potent biological activity of this molecule. The side effects observed in this study were          also consistent with the mechanism of action, including reversible edema.

Celltech intends to partner CDP 791 and CDP 860 with companies possessing significant oncology development expertise that have the ability to explore their utility in a broad range of tumour types alongside existing chemotherapeutic regimens. Celltech is currently pursuing discussions about potential partnerships that enable it to maximise its return from these programmes.

Partnered oncology development pipeline

  BMS-275291

         Celltech's partner, Bristol-Myers Squibb company (BMS), has been evaluating this selective matrix metalloproteinase inhibitor in a large Phase II study in          non-small cell lung cancer (NSCLC) in combination with Taxol (paclitaxel) and Paraplatin (carboplatin). Following a planned interim analysis BMS and          Celltech were informed by the Drug Safety Monitoring Committee that BMS-275291 was unlikely to reach its pre-determined efficacy end point.          Accordingly, this study was interrupted and treatment ceased in nearly all patients. BMS does not plan to develop BMS-275291 further in this indication.

            BMS-275291 continues to be evaluated in small pilot studies in hormone- refractory prostate cancer and Kaposi's sarcoma.

Dr. Goran Ando, Chief Executive Officer, commented: "It has long been widely understood that this was a high-risk programme, undertaken at no cost to Celltech, with a compound in a class of treatments that have previously failed to show benefits."

  CMC-544

         CMC-544 is an anti-CD22 antibody linked to calicheamicin, a potent cytoxic drug, using technology developed for the FDA-approved drug Mylotarg.          Celltech's partner, Wyeth, will shortly initiate Phase I studies in Non-Hodgkin's lymphoma with CMC-544.

         Under the terms of Celltech's collaboration, Wyeth funds the majority of clinical trial for CMC-544, with Celltech receiving a significant royalty on future          sales of the product, if successfully commercialised.

Discovery programmes

  Integration of Oxford GlycoSciences (OGS) oncology activities

         Celltech's integration of OGS has included a detailed review of scientific skills and programmes, with a particular focus on its oncology research activities.          Through this review, Celltech has identified both a highly skilled research team and a number of established oncology research programmes, in both the          antibody and small molecule areas.

         In support of Celltech's corporate objective of enhancing its oncology activities as a strong second franchise alongside its existing research in immune          disorders and inflammatory diseases, Celltech will adopt a number of these oncology research programmes within its own pipeline. The most advanced of          these programmes would be expected to yield antibody development candidates within two years. In addition, Celltech plans to retain a significant number of          research staff working in the oncology area, and is pleased to report 100% acceptance of positions offered to date.

         These early-stage activities will be incorporated within Celltech's existing R&D budget, reflecting Celltech's previously stated goal of an earnings- and cash-         neutral acquisition of OGS.

Dr. Goran Ando, Chief Executive Officer, commented: "We are very excited about the prospects for Celltech's early stage pipeline, and are focused on strategies to maximise value from these programmes by progressing them rapidly through the clinic ourselves, where we have the requisite capabilities, or in collaboration with other leading companies.

Celltech's partnering approach, which enables us to limit our exposure to development costs in large scale clinical programmes, remains an important component of maintaining an appropriate risk/reward profile for the company.

Through increased research productivity we see a number of exciting opportunities to further expand Celltech's oncology development pipeline, which should be further enhanced in the mid-term through the addition of OGS' promising early stage research portfolio."

Contacts:

Dr. Goran Ando                   Chief Executive Officer                   (44) (0) 1753 534655
Peter Allen                           Deputy CEO and CFO
Richard Bungay                   Director of Corporate
                                             Communications

Jon Coles                             Brunswick (London)                       (44) (0) 207 404 5959
Fiona Fong                           Brunswick (London)
Cindy Leggett-Flynn           Brunswick (New York)                   (1) (212) 333 3810

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an extensive development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Notes for Editors

Celltech's oncology research and development activities encompass both antibody- and small molecule-based approaches, utilising key technologies such as its antibody fragment platform, SLAM antibody selection technology, targeted cytotoxic agents and Neogenesis' small molecule screening technology.

  Angiogenesis

             Angiogenesis is the process by which new blood vessels are formed within the body. The rapid growth and spread (metastasis) of tumours is reliant upon the formation new blood vessels. By              restricting the growth of blood vessels around and within tumours (cangiogenesis inhibition"), it may be possible to slow or even halt tumour growth and metastasis.

  VEGF (vascular endothelial growth factor)

             The VEGF protein is a major regulator of angiogenesis in a broad variety of circumstances, including tumour angiogenesis. Inhibition of the interaction between VEGF and its receptors may              provide a potent anti-angiogenic effect.

Celltech desires to take advantage of the 'Safe Harbor' provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to the timing of clinical trials with CDP 791 and other development products, the ability to enter into partnering arrangements for CDP 791 and CDP 860 on suitable terms, or at all, and the integration of OGS' operations into Celltech, including the ability to generate oncology development candidates, are all forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: unanticipated difficulties in the design or implementation of Preclinical and clinical trials, studies and investigations, results from Preclinical and clinical trials, studies and investigations that are inconsistent with previous results and the Company's expectations, unavailability of raw materials or other interruptions in production both internal and external, unexpected difficulties in the scale-up of production to viable commercial levels, unexpected fluctuations in production yields for development products, and the failure of the Company's development, manufacturing and marketing partners to perform their contractual obligations. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company's best judgment as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 16 June, 2003